February 21, 2019

Joseph J. Beneducci
Chairman, President and Chief Executive Officer
ProSight Global, Inc.
412 Mt. Kemble Avenue
Suite 300
Morristown, NJ 07960

       Re: ProSight Global, Inc.
           Draft Registration Statement on Form S-1
           Submitted January 22, 2019
           CIK No. 0001634038

Dear Mr. Beneducci:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 22, 2019

Letter From Joe Beneducci, Founder and CEO, page i

1. Please revise the letter to shareholders to provide a balanced discussion of your company and products by clarifying the following:
         How your insurance products differ from other available insurance products;
         What are the problems your third party solutions are designed to address;
         What is the basis for your statement that you enjoy the financial strength of a top-tier insurance company, given your history of losses? How are you defining financial strength?;
 Joseph J. Beneducci
FirstName LastNameJoseph J. Beneducci
ProSight Global, Inc.
Comapany NameProSight Global, Inc.
February 21, 2019
Page 2
February 21, 2019 Page 2
FirstName LastName
             How does technology-based platform allow for growth beyond ordinary industry standards?;
             Explain your reference to "profitable growth," given your net losses for the years ended December 31, 2016 and 2017 and how you are defining "profitable"; and
             Explain the meaning of your statement that you can "respond to customer needs on an entirely different level."
Market, Industry and Other Data, page iv

2. Please revise to clarify your liability for statements included in the prospectus, regardless of the fact that you did not verify them and cannot guarantee their accuracy.
Our Company and Business Overview, page 1

3. Please describe the difference between distributing insurance products on an "admitted"
         and "non-admitted" basis the first time the terms are used.
4. Please provide the basis for your assumptions that the rest of the industry is unable to respond to changes in industry dynamics because other companies in the industry rely on obsolete systems and other companies in the industry are not able to mine data to manage their businesses and inform underwriting on a real time basis. Without support for your statements that other companies in the industry are unable to do these things, claiming these abilities as advantages is not appropriate.
5. Please revise the graph depicting 2018 GWP from Customer Segments by Distribution
         Channels to explain the term "PSIB."
Our Competitive Strengths, page 4

6. The summary should provide a balanced discussion of your company and its operations.
         As currently drafted, your summary provides a detailed discussion of the positive aspects of your company and its strategy, much of which is repeated in later sections of the registration statement, and a limited discussion of risks associated with an investment in the company. Please revise your disclosure to provide a summary of your competitive strengths and strategy by eliminating the detailed discussion that is largely redundant of your Business and Management sections. The summary discussion of your advantages, strategy and risk factors should provide similar levels of detail and similar prominence.
Our Strategy, page 7

7. Please revise your reference to your A.M. Best rating to also disclose that it is the fourth highest of 16 point scale and is a measure of your ability to meet your obligations to your policyholder, as opposed to an investment rating. This information should be provided in the earliest reference to the rating.
 Joseph J. Beneducci
FirstName LastNameJoseph J. Beneducci
ProSight Global, Inc.
Comapany NameProSight Global, Inc.
February 21, 2019
February 21, 2019 Page 3
Page 3
FirstName LastName
Implications of Being an Emerging Growth Company , page 10

8. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Our ultimate financial obligations to the buyers of our U.K. operations ..., page 23

9. Please disclose the factors that will determine the timing of the "Reinsurance to Close"
         transaction.
Risk Factors
Our amended and restated certificate of incorporation provides that the Court of Chancery..., page 38

10. We note that the forum selection provision described on pages 38 and 140 of your filing identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
         If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in your governing documents and the related filing disclosure states this clearly.
Use of Proceeds, page 45

11. You appear to have no current specific plan for the proceeds from this offering. Please expand your disclosure to discuss the principal reasons for this offering as required by
         Item 504 of Regulation S-K. If proceeds will be used to discharge the Citizens Bank line of credit, please provide any additional disclosure that may be required by Instruction 4 of
         Item 504.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2017 Compared to Year Ended December 31, 2016
Premiums, page 64

12. Please revise your disclosure regarding premium growth in 2017 for each customer segment discussed to be more specific as to the underlying cause of the increases and decreases related to the specified niches discussed.
 Joseph J. Beneducci
FirstName LastNameJoseph J. Beneducci
ProSight Global, Inc.
Comapany NameProSight Global, Inc.
February 21, 2019
February 21, 2019 Page 4
Page 4
FirstName LastName
Financial Condition
Equity-based compensation, page 73

13. Please provide us the following regarding your valuation of RSU and P Share awards:
           for the market-based regression analysis used in the valuation of RSUs, disclose the significant assumptions used and why this methodology is appropriate;
           please clarify which stock-option pricing modeling techniques you used to determine the valuation of the P Shares;
           whether and how you used the assistance of any third-party valuation specialist; and
           if and how you used the guidance in the AICPA Valuation of Privately-Held-Company
            Equity Securities Issued as Compensation.
14. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Critical Accounting Estimates
Reserves for unpaid losses and LAE, page 78

15. Please revise your disclosure to provide a sensitivity analysis of the impact on reported results, financial position and liquidity of reasonably likely changes in the assumptions underlying your most recent estimate of reserves for unpaid losses and LAE. See Section
         V of Release No. 33-8350.
Business
Our Company and Business Overview, page 84

16. We note your disclosure that you typically only engage with one distribution partner for a given niche. To the extent you substantially dependent on agreements with distribution partners, please file them as exhibits to the registration statement, or tell us why this is not required. See Item 601(b)(10) of Regulation S-K.
Management, page 110

17. To the extent you provide prior employment history beyond the five year requirement of
         Item 401(e), please provide applicable years and provide all employment during the time period presented.
 Joseph J. Beneducci
FirstName LastNameJoseph J. Beneducci
ProSight Global, Inc.
Comapany NameProSight Global, Inc.
February 21, 2019
February 21, 2019 Page 5
Page 5
FirstName LastName
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Loss and Loss Adjustment Expenses, page F-13

18. You state that you utilize a variety of standard actuarial methods to estimate your reserves.
         Please disclose in greater detail the basis for estimating the liabilities for unpaid claims and claim adjustment expenses. Include disclosure about the methodologies and assumptions used. Refer to ASC 944-40-50-1. Also, tell us and disclose if you included any changes in methods or assumptions during the periods presented as stipulated in ASC
         944-40-50-4I.
13. Insurance Operations
Unpaid Losses, page F-32

19. Please revise your table to separately present the related amount of reinsurance recoverable on unpaid claims for the beginning and ending balance of each fiscal year presented as required by ASC 944-40-50-3a and 3cc.
20. Please revise your disclosure to specifically address the underlying cause of the unfavorable development for each year reported at the niche level. Although you disclose the line/niche experiencing development, you do not disclose the reasons these lines/niches experienced development. For example, disclose why your Commercial Auto program experienced $33.2 million of unfavorable development in 2017. Explain whether frequency and/or severity were worse than expected and why they were worse. Refer to ASC 944-40-50-3.
Incurred and Paid Claims Development, page F-32

21. Please confirm that your IBNR for each unpaid losses and loss adjustment expenses-
         incurred table presented includes expected development on reported claims as required by
         ASC 944-40-50-4D.
22. Regarding the "ULAE, discounting, and retro" reconciling item in the table at the bottom of page F-33, please tell us why it is appropriate to combine each item into one
         reconciling item. In your response:
           tell us the amount of each separate item;
           confirm that "retro" relates to your retroactive reinsurance agreements; and
           tell us your rationale for the presentation of your retroactive reinsurance agreements in your loss development tables.
23. From your chart on page 86, it appears that your "All Other Lines" incurred and paid loss development tables include lines with significantly different characteristics. In this regard it appears that these tables include your property, professional liability, inland marine, umbrella and miscellaneous lines of business. Please tell us how aggregation of these lines is consistent with the requirement in ASC 944-40-50-4H. In your response:
 Joseph J. Beneducci
FirstName LastNameJoseph J. Beneducci
ProSight Global, Inc.
Comapany NameProSight Global, Inc.
February 21, 2019
February 21, 2019 Page 6
Page 6
FirstName LastName
             confirm which lines are included in your "All Other Lines" tables; tell us the magnitude of each such line in terms of loss reserve at the most recent
             balance sheet date and current period loss expense; and tell us how these lines do not have significantly different characteristics.
24. Please provide the disclosures required by ASC 944-40-50-4F with regards to the methodologies for:
           determining the total IBNR plus expected development on reported claims and calculating cumulative claim frequency information.
15. Statutory Financial Information, page F-43

25. Although you disclose the surplus of each of the domestic insurance companies is above the minimum amount required by the NAIC, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.
20. Segment Information, page F-47

26. You disclose that you have one reportable segment and that you currently write insurance coverage in seven customer segments across a broad range of specialty lines of business and that within each customer segment, you have multiple niches which represent similar groups of customers. Please address the following:
           Reconcile your term customer segment to operating segment and reportable segment as used in ASC 280-10. Clarify whether your customer segments are operating segments and explain to us why or why not.
           Provide us with an analysis under ASC 280-10-50-10 regarding each of your customer segments to illustrate why each of your customer segments are not reportable segments..
           To the extent that each or some of your customer segments are operating segments provide us your analysis to support the aggregation of your customer segments. Refer to the criteria in ASC 280-10-50-11.
           Also address your non-insurance operations, ProSight Specialty Insurance Brokerage, and ProSight Direct operations as to where these operations, for the purpose of segment reporting, are reported and why they are not considered separate reportable segments under the accounting literature.
Schedule V
Valuation and Qualifying Accounts, page F-52

27. Please revise your schedule to identify and separately present each major class of valuation and qualifying accounts as stipulated in Rule 12-09 of Regulation S-X.
 Joseph J. Beneducci
ProSight Global, Inc.
February 21, 2019
Page 7
General

28. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
       You may contact Sasha Parikh at 202-551-3627 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameJoseph J. Beneducci
                                                            Division of
Corporation Finance
Comapany NameProSight Global, Inc.
                                                            Office of
Healthcare & Insurance
February 21, 2019 Page 7
cc:       C. Andrew Gerlach - Sullivan & Cromwell LLP
FirstName LastName